Exhibit 11.1

Pinnacle Entertainment, Inc.

Computation of Per Share Earnings

	For the three months ended December 31,
	Basic			Diluted (a)
	2006	2005	2004	2006	2005	2004
	(in thousands, except per share data-unaudited)
Average number of common shares outstanding	48,120	40,957	36,308	48,120	40,957	36,308
Average common shares due to assumed conversion of stock options	0	0	0	1,799	2,529	1,871

Total shares	48,120	40,957	36,308	49,919	43,486	38,179

Income (loss) from continuing operations	$(4,821)	$6,739	$(6,184)	$(4,821)	$6,739	$(6,184)
Income (loss) from discontinued operations, net	(166)	753	1,410	(166)	753	1,410

Net income (loss)	$(4,987)	$7,492	(4,774)	$(4,987)	$7,492	(4,774)

Per share data:
Income (loss) from continuing operations	$(0.10)	$0.16	$(0.17)	$(0.10)	$0.15	$(0.16)
Income (loss) from discontinued operations, net	0.00	0.02	0.04	0.00	0.02	0.03

Net income (loss) per share	$(0.10)	$0.18	$(0.13)	$(0.10)	$0.17	$(0.13)

	For the years ended December 31,
	Basic			Diluted (a)
	2006	2005	2004	2006	2005	2004
	(in thousands, except per share data-unaudited)
Average number of common shares outstanding	47,629	40,703	34,730	47,629	40,703	34,730
Average common shares due to assumed conversion of stock options	0	0	0	1,643	2,248	1,440

Total shares	47,629	40,703	34,730	49,272	42,951	36,170

Income (loss) from continuing operations	$61,887	$(60)	$2,232	$61,887	$(60)	$2,232
Income from discontinued operations, net	14,999	6,185	6,929	14,999	6,185	6,929

Net income	$76,886	$6,125	$9,161	$76,886	$6,125	$9,161

Per share data:
Income (loss) from continuing operations	$1.30	$0.00	$0.06	$1.26	$0.00	$(0.06)
Income from discontinued operations, net	0.31	0.15	0.20	0.30	0.14	0.19

Net income per share	$1.61	$0.15	$0.26	$1.56	$0.14	$0.25

(a)	When the computed diluted values are anti-dilutive, the basic per share values are presented on the face of the consolidated statements of operations.